AEye Inc.

One Park Place, Suite 200

Dublin, CA 94568

October 25, 2022

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn:     Bradley Ecker

Re:	AEye Inc. Registration Statement on Form S-3 Filed October 19, 2022 File No. 333-267937

Dear Mr. Ecker:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of AEye Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on October 27, 2022, or as soon thereafter as practicable.

Please contact Chris Forrester of Shearman & Sterling LLP, counsel to the Company, at 858-342-4705, or in his absence, Yian Huang at 484-797-8229, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

AEye Inc.

By:	/s/ Andrew Hughes
Andrew Hughes
General Counsel and Secretary

cc:	Blair LaCorte, AEye Inc.
Robert Brown, AEye Inc.
Chris Forrester, Shearman & Sterling LLP
Yian Huang, Shearman & Sterling LLP